EXHIBIT 21.1

SUBSIDIARIES OF INTEREP NATIONAL RADIO SALES, INC.

Name	State of Organization	Name Under Which Subsidiary Does Business
American Radio Sales, Inc.	New York	American Radio Sales
ABC Radio Sales

Azteca America Spot
Television Sales, Inc.	New York	Same

Cybereps, Inc.	Delaware	Same

D&R Radio, Inc.	New York	Same

Infinity Radio Sales, Inc.	New York	Infinity Radio Sales
Infinity Sports
CBS Radio Sales

Interactive Video Network, Inc.	Delaware	IVN

Interep Interactive, Inc.	Delaware	Interep Interactive
Winstar Interactive
Perfect Circle Media

Interep New Media, Inc.	New York	Same

McGavren Guild, Inc.	New York	McGavren Guild
Allied Radio Partners
Concert Music Network

Morrison and Abraham, Inc.	New York	Same

Public Radio Network, Inc.	New York	Same

SBS/Interep LLC	New York	SBS/Interep
Caballero Spanish Media